

Silvia Mah PhD, MBA 🔊 (She/Her) · 2nd

Igniting Innovation, Impact & Investing through Action & Intentionality | VC | Keynote Speaker | Advocate 4 Diverse Founders | Investor | Author | Servant Leader

Talks about #innovation, #angelinvesting, #impactinvesting, #womenentrepreneurs, and #economicdevelopment

San Diego County, California, United States · Contact info

www.sheinvests.com 🔗

12,696 followers · 500+ connections

 16 mutual connections: Abisayo Sadipe, Jonny Price, and 14 others

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Providing services
Diversity & Inclusion, Executive Coaching, Leadership Development, Strategic Planning, Brand Consulting, B...
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Highlights

 **Female Founders: How to Thrive in Today's Environment**
Silvia spoke at this event

Featured



Article	Article	Article
74 VCs & Angel groups represented at 2022 WVS representation matters	**5 WAYS JOINING A STARTUP'S ADVISORY BOARD CAN PAY OFF BIG TIME**	**HOW TO MAKE YOUR FIRST INVESTMENT IN A STARTUP**
74 VCs and Angel Groups Represented at 2022 Wome...	**5 Ways Joining a Startup's Advisory Board Can Pay Off...**	**How to Make Your First Investment in a Startup**
Silvia Mah PhD, MBA on LinkedIn	Silvia Mah PhD, MBA on LinkedIn	Silvia Mah PhD, MBA on LinkedIn
It takes an ecosystem to support a startup, especially one founded by a woman. Each investor along the continuum from Seed to Series X plays a pivotal role in scaling the...	Collab Article written by April Enriquez, Stella PR lead & CEO WordPop Public Relations with insights from Barbara Clarke at The Impact Seat Foundation, Wendee Wolfson at Next Wav...	By April Enriquez with insights from Raven O'Neal, Sue Baggott, Lauren Rowley, Taylor Fields, and Dr. Silvia Mah Sixty-eight percent of women feel confident managing their...

Activity

12,696 followers   **+ Follow**

Silvia Mah PhD, MBA posted this · 1h

Representation matters. TOMORROW is Day 1 of the 2022 Women's Venture Summit and we have 74 VCs, angel investor groups, and investor networks who are showing up for the Women's Ventures Summit to co: ...show more

 **74 VCs and Angel Groups Represented at 2022 Women's Venture Summit**
Silvia Mah PhD, MBA on LinkedIn · 3 min read

😀 9   1 share

Silvia Mah PhD, MBA posted this · 1d

 Getting ideas 💡 formulated from passion and curiosity to practice is joyful yet hard. My students at **Biola University** for the Entrepreneurship Practicum got to get creative and hands on with their idea by doing a vision board about how they feel about their startup idea or their passions AN ...show more

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Silvia Mah PhD, MBA reshared a post · 1d

 So proud of our **Stella** team - **Flossie Hall** - our Chief Programs Officer was on **CBS 8 San Diego** with our recent Stella Labs grad **Lindsay Helm** of **Empower Employ** , a tech platform for employment opportunities, tips and resources. Yay!   ...show more

😀 11

Silvia Mah PhD, MBA reshared a post · 1d

 Congrats & ask: So proud of my portfolio 💼 company founder **Felena Hanson** CEO of **Hera Hub** for opening up a NEW LOCATION in **#Chicago** .
                                                    ...show more

😀 18   8 comments

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About

Dr. Silvia Mah is Managing Partner at Stella Impact Capital, a seed-stage venture fund, investing in diverse women founders building startups at the intersection of deep tech and impact and, as a redemptive entrepreneur and investor, serves as the Director of Innovation at Biola University. Focused on "Impact with Integrity", Dr. Mah has invested in over 130 startups with 6 exits and 1 IPO. Dr. Mah is the founder & Chairwoman of Stella Lat ...see more

Experience



Biola University
Part-time · 7 mos
La Mirada, California, United States

Director Of Innovation
Mar 2022 - Present · 7 mos

*Promote innovation and entrepreneurship across all schools at Biola
*Continue to build a culture of innovation and entrepreneurship on campus through curricular ...see more


Office of Innovation's, Biola Hour speaker, Jessica Rey: The Business of Beauty [The Biola Hour]
Hosted by the Office of Innovation, the Biola Startup Competition aims to foster kingdom-minded, Christ-honoring entrepreneurship across the univ. community &...

Adjunct Professor
Aug 2022 - Present · 2 mos

*Teaching BUSN 338 - Entrepreneurship Practicum in Fall 2022
*Blessed to teach an upper-division undergraduate course, a core course required of all Busir ...see more

Skills: Higher Education · Teaching · Design Thinking · Ideation


Minor in Entrepreneurship - Biola University
Minor in Entrepreneurship core classes. Explore innovation, create ideas, launch ventures, fund them. All you need is in this minor at Biola University. Check it out!


Advisor || The Brink SBDC at USD
The Brink SBDC · Contract
Jul 2022 - Present · 3 mos
San Diego, California, United States

The Brink SBDC is part of the San Diego & Imperial Small Business Development Center Network, hosted at the University of San Diego and is funded through a variety of public funds, including throu ...see more


Team - The Brink SBDC - University of San Diego

Member Board Of Directors
Angel Capital Association · Part-time
May 2022 - Present · 5 mos
United States

The ACA is a collective of accredited angel investors, North America's most prolific early-stage investment class. The association is the largest angel professional development organization ...see more

Skills: Fundraising


Chairwoman & Founder
Stella
Aug 2012 - Present · 10 yrs 2 mos
Solana Beach, California, United States

We are a national network / conSTELLAtion walking alongside womxn-led businesses from startup to sale and the funders who champion them.


We are Stella Co
Stella is a non-profit organization that connects women founders and investors to increase equality for women-led startups.

She Invests!
5 yrs 7 mos

CEO
Mar 2017 - Present · 5 yrs 7 mos
Greater San Diego Area

She Invests! is a collaborative movement aimed to increase the diversity of female innovation leaders & impact investors across the venture table. A three-pronged approach to equipping more wom ...see more



Author: Power of Purpose: Servant Leadership in the Startup World (pub 3/31)
Sep 2017 - Present · 5 yrs 1 mo

As an active angel investor, entrepreneur, and ecosystem builder, Servant Leadership is alive and well in the startup world, but it is not talked about too much. I've interviewed countless investors and ...see more


Power of Purpose Book - MVB edition

Strategic Consulting - startup growth, investor relations & strategist
Jan 2020 - Present · 2 yrs 9 mos

Book a FREE intro strategic session to uplevel your business: https://calendly.com/silviamah1/strategy-session

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Education


University of California, San Diego - Rady School of Management
MBA, Business Strategy and Marketing
2008 - 2010
Activities and societies: Founder and President, Rady Lady women's network


UC San Diego
- Scripps Institution of Oceanography - PhD, Marine Biology
1997 - 2004
Activities and societies: AWIS (American Women in Science), AAUW (American Association of University Women), SCOPE (Scripps Community Outreach Program for Education)

Thesis on the molecular and biochemical analysis of species-specific proteins in sea urchins.

 **Pepperdine University**
BS, Biology
1991 - 1995
Activities and societies: Golden Key National Honor Society, Pi Gamma Phi

Show all 4 education →

Volunteering

 **Advisory Board Member**
Village Up San Diego
Sep 2021 - Present · 1 yr 1 mo
Economic Empowerment

Diversity in the startup ecosystem is what I advocate for and the leaders and launchers of Village Up San Diego has stayed true to their mission to being awareness around diversity in the Startup eco ...see more

 **Advisory Council Member**
Pepperdine Most Fundable Companies List
Aug 2021 - Present · 1 yr 2 mos
Economic Empowerment

The Pepperdine Graziadio Business School's Most Fundable Companies® presented by the Singleton Foundation for Financial Literacy & Entrepreneurship, has, annually, more than 3,300 early-st ...see more

 **VRBF Investment & Credit Committee**
Torrey Project
Jun 2021 - Present · 1 yr 4 mos
Economic Empowerment

Let's re-imagine capitalism together. The Torrey Project is a global organization dedicated to utilizing the power of business as a force for good. The Venture-Revenue Based Financing™ Fund aims to ...see more

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Skills

Entrepreneurship

 Endorsed by Rhonda Sher and 18 others who are highly skilled at this

Endorsed by 7 colleagues at Stella

99+ endorsements

Leadership

 Endorsed by Mark Rodney Wellman and 3 others who are highly skilled at this

Endorsed by 6 colleagues at Stella

99+ endorsements

Start-ups

 Endorsed by Mike Ryan and 7 others who are highly skilled at this

Endorsed by 8 colleagues at Stella

99+ endorsements

Show all 37 skills →

Recommendations

Received   Given

 **Breanne Acio** · 2nd
CEO and Founder | Mentor | Community Builder | People Mover
December 15, 2020, Breanne worked with Silvia but on different teams

Silvia was one of my first champions as a new founder raising capital. I had bootstrapped other businesses, but startup and venture capital were completely foreign to me when I started Sēkr. As an underestimated founder and queer woman of color, I felt out of place in much of the San Diego ecosystem. Silvia not only made me feel like I deserved a seat at the table, but she pulled anc ...see more

 **Monetta P.** · 3rd
Mettano Designs Consulting
December 1, 2020, Monetta was Silvia's client

Silva Mah was instrumental in the early days of launching my product-based business. She also assisted me when I took her Business Accelerator course and pivoted my business to exploring new ventures in my industry. Most recently Silva and I explored the endeavor of building my consulting business. She has a keen eye on understanding the value I bring with my military experience, over 20+ years in s ...see more

 **Jessica Tishue** · 3rd
Social Entrepreneur | Innovator | Public Speaker
September 22, 2020, Jessica worked with Silvia but they were at different companies

Silvia is an absolute powerhouse and Godsend when it comes to the start-up ecosystem and leading female founders to success. Silvia is gifted in business and fundraising strategy, partnership and community development, as well as leading various accelerator programs and pitch competitions. She has personally helped me refine the value proposition, market positioning, and pitch strategy ...see more

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Publications

Entrepreneurial Women: New Management and Leadership Models (Two Volume Hard Cover)
abc-clio.com · Jul 4, 2014

(Show publication ☑)

This two-volume work provides balanced and thorough coverage of women entrepreneurs in multicultural and international contexts as well as in the Western world. Entrepreneurial Women: New Management and ...see more













Other authors

The 10 sea urchin receptor for egg jelly proteins (SpREJ) are members of the polycystic kidney disease-1 (PKD1) family

BMC Genomics · Jul 13, 2007

Show publication

Background
Mutations in the human polycystic kidney disease-1 (hPKD1) gene result in ~85% of cases of autosom ...see more

Other authors

+2

Positive Selection in the Carbohydrate Recognition Domains of Sea Urchin Sperm Receptor for Egg Jelly (suREJ) Proteins

Molecular Biology and Evolution · Nov 3, 2004

Show publication

A wealth of evidence shows that protein-carbohydrate recognition mediates the steps of gamete interaction during ...see more

Other authors

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Projects

Stella Labs Giving Tuesday Campaign

Nov 2016 - Present

Associated with Stella

Stella Labs recently became a 501(c)3 not for profit in Summer 2016, so we are proud to be a part of the #givingtuesday movement. Help us reach out goal of $10,000. If our networks gave $25 each, and we ...see more

Other creators

+2

Hera Venture Summit

Jan 2015 - Present

Associated with Stella Angels

Show project

SAVE THE DATE: Saturday, September 15, 2018 at University of San Diego (5th annual)
...see more

Other creators

+7

Panelist, LATAM Startups Conference

Sep 2014 - Present

Associated with Stella

Show project

Women Entrepreneurs and innovation advocates across Latin America discuss the challenges women face in starting up. Panelists: Felena Hanson (USA), Dr. Silvia Mah (VENEZUELA, USA), Renata Horta (BRAZIL ...see more

Other creators

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Honors & awards

Citizen Diplomat of the Year - Ambassador Charles W. Hostler Award

Issued by San Diego Diplomacy Council · Oct 2016

Associated with Stella

Silvia Mah's contributions to the San Diego Diplomacy Council have been immense. She has coordinated countless meetings with a number of visiting delegations, and over the last year alone she has mentor ...see more

Women Who Mean Business Award Finalist (23rd annual)

Issued by San Diego Business Journal · Oct 2016

Associated with Stella

This award recognizes dynamic women business leaders and role models who have contributed significantly to San Diego's businesses.
...see more

Athena Pinnacle Winner | Individual in Service

Issued by Athena SD · Apr 2015

Associated with Stella

Athena San Diego's Pinnacle Awards recognize extraordinary women, men, companies/organizations and educators who personify Athena San Diego's mission of fostering the personal and professional growt ...see more

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Languages

Italian, working knowledge

Spanish

Organizations

National Association of Women MBAs
President

Causes

Arts and Culture · Children · Economic Empowerment · Education · Human Rights · Science and Technology

Interests

Influencers   Companies   Groups   Schools

Jason Calacanis [in] · 2nd
jason@calacanis.com – Entrepreneur, Angel Investor, Author
644,175 followers

Tomasz Tunguz [in] · 2nd
Managing Director at Redpoint Ventures
379,823 followers

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